EXHIBIT (A)(16)







                        [HILTON HOTELS CORPORATION LOGO]

                                 CORPORATE NEWS


                      Contact:  Marc Grossman
                                Sr. Vice President - Corporate Affairs
                                310-205-4030

                                Kathy Shepard
                                Director - Corporate Communications
                                310-205-7676



                HILTON EXTENDS TENDER OFFER FOR ITT STOCK;
                  FILES APPEAL ON ITT ANNUAL MEETING DATE

              Beverly Hills, California, April 24, 1997 -- Hilton Ho-tels Corporation (NYSE:HLT) today extended its cash tender offer for 50.1 percent of the shares of ITT at $55 per share. The offer, which had an expiration date of April 25, is now scheduled to expire at 12 midnight, New York City time, on May 30, 1997, unless again extended. To date, approximately
         1.5 million ITT shares have been tendered.

              Hilton's offer of $55 per share represents a premium 29 percent over the closing price for ITT's stock on January
         27, the day Hilton announced its bid to acquire ITT. Follow-ing completion of the tender offer, Hilton intends to consum-mate a merger in which all remaining ITT shares would be ex-changed for Hilton stock at $55 per ITT share, subject to appropriate collar provisions. ITT has approximately 122.7 million shares on a fully diluted basis, giving the transac-tion a total net equity value of approximately $6.5 billion.

              The complete terms and conditions of the tender offer are set forth in the offering documents filed January 31 with the Securities and Exchange Commission. Donaldson, Lufkin & Jenrette Securities Corporation is acting as Dealer Manager for the offer and MacKenzie Partners, Inc., is acting as In-formation Agent.

              Separately, with regard to the decision by the United States District Court for the District of Nevada denying Hilton's motion requiring ITT to hold its annual meeting in May, Hilton said today that it has filed an appeal with the United States Court of Appeals for the Ninth Circuit, as well as a motion for expedited treatment of that appeal.







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